Exhibit 12.1

Statement Setting Forth Detail for Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Year Ended December 31,
	2004	2005	2006	2007	2008
Fixed charges
Interest expense	$4,807	$17,729	$20,082	$21,738	$21,808
Earnings
Income before income taxes	10,074	3,246	2,802	(195)	243
Add: Interest expense	4,807	17,729	20,082	21,738	21,808
Total earnings	14,881	20,975	22,884	21,543	22,051
Ratio of earnings to fixed charges	3.1	1.2	1.1	1.0	1.0